EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. The Mine Safety and Health Administration (“MSHA”) assessed civil penalties totaling $532 for citations issued to our subsidiary Southern Industrial Constructors, Inc. (“SIC”) in 2018 related to work SIC performed at the 3M Pittsboro Mine in Moncure, NC. SIC has no other disclosures to report under section 1503 for the period covered by this report.
2. Our subsidiary MOR PPM, Inc. (“PPM”) was issued six significant and substantial (“S&S”) citations by MSHA related to work PPM performed at the Smart Sand, Inc. mine in Monroe County, Wisconsin. MSHA also assessed civil penalties totaling $6,046 for citations issued in relation to work performed by PPM at the Smart Sand, Inc. mine. PPM has no other disclosures to report under section 1503 for the period covered by this report.